[redacted]

12013689

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VAB FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 FERNANDO PRIMERO
(No. and Street)

SAN JUAN	PUERTO RICO	00918-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK VASQUEZ 787-302-1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
(Name – *if individual, state last, first, middle name*)

701 W CYPRESS CREEK RD., SUITE 300	FT. LAUDERDALE	FL	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK VASQUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VAB FINANCIAL, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SR. MANAGING DIRECTOR

Title

CLAUDIA LATIMER BENGOA ABOGADA NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAB FINANCIAL, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission
and agreed upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2011

VAB FINANCIAL, LLC
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND FOR THE YEAR THEN ENDED

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

Certified Public Accountants and Consultants

Irving L. Goldstein, CPA, PA
David B. Zugman, CPA, PA
Frederick S. Weinstein, CPA, PA
Keenan L. Poole, CPA, PA
David B. Black, CPA, PA
Steven M. Borisman, CPA, PA
George F. Horvath, CPA, PA

Geraldine (Dee Dee) Poole, CPA
Christopher Parsotan, CPA
Adele R. Shea, CPA
Barbara Gayle, CPA
Michael Preville, CPA

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 21, 2012

INDEPENDENT AUDITORS' REPORT

Board of Directors
VAB Financial, LLC
San Juan, Puerto Rico

We have audited the accompanying statement of financial condition of VAB Financial, LLC (a partnership) as of December 31, 2011 and the related statements of income/(loss), changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VAB Financial, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

VAB FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 27,074
Commissions receivable	25,634
Deposit with clearing broker	100,000
Prepaid expenses	354
TOTAL ASSETS	$153,062

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Due to clearing broker	$ 7,462
Accounts payable	5,991
TOTAL LIABILITIES	13,453
MEMBERS' EQUITY	139,609
TOTAL LIABILITIES AND MEMBERS' EQUITY	$153,062

The accompanying notes are an integral part of these financial statements.

VAB FINANCIAL, LLC
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Fees	$ 54,231
EXPENSES	
Clearing costs	30,000
Insurance	1,500
Office	947
Office services – Related party	6,750
Professional fees	23,770
Regulatory fees	1,981
Total Expenses	64,948
Loss From Operations	(10,717)
OTHER INCOME	
Interest income	188
NET LOSS	$(10,529)

The accompanying notes are an integral
part of these financial statements.

VAB FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Members' Equity – Beginning of Year	$127,638
Capital contributions from members	22,500
Net loss	(10,529)
MEMBERS' EQUITY – END OF YEAR	$139,609

The accompanying notes are an integral
part of these financial statements.

VAB FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$(10,529)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in commissions receivable	$(25,634)	
Decrease in prepaid expenses	590	
Decrease in due to clearing broker	(38)	
Increase in accounts payable	4,235	
Total Adjustments		(20,847)
NET CASH USED IN OPERATING ACTIVITIES		(31,376)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from members		22,500
NET DECREASE IN CASH		(8,876)
Cash - Beginning of Year		35,950
Cash - End of Year		$ 27,074

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

VAB Financial, LLC (the "Company") was formed on September 15, 2009, under the laws of the Commonwealth of Puerto Rico. The Company is a licensed broker/dealer headquartered in San Juan, Puerto Rico. The Company provides investment banking and underwriting services to various municipal and government agencies throughout Puerto Rico. Substantially, all revenues are derived from investment banking fees related to municipal bond underwriting services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are presented on the accrual basis of accounting, whereby income is recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity date of three months or less at date of purchase to be cash equivalents.

COMMISSIONS RECEIVABLE

Commissions receivable are paid directly by BMO Capital Markets GKST, Inc. No allowances for doubtful accounts are considered necessary.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through First Southwest Company. Pursuant to the clearing agreement, the Company is required to maintain a certain minimum capital with the clearing broker dealer in the form of cash. The level is agreed upon from time to time based on the nature of the clearing activities. As of December 31, 2011, the aggregate required level under the clearing agreement was $100,000.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and receivables from the clearing broker.

The Company maintains a cash balance in a financial institution located in San Juan, Puerto Rico. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011, the Company had no uninsured cash balances.

The Company maintains a $100,000 deposit in a firm deposit account with its clearing broker. These amounts are insured by the Securities Investor Protection Corporation (SIPC).

NOTE 5 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2011, the Company's net capital was $139,255, compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company's ratio was .10 to 1.

NOTE 6 - INCOME TAXES

No provision for income taxes is required since the members report their proportionate share of the Partnership's taxable income or loss on their respective income tax returns. Such income or loses are proportionately allocated to the members based upon their ownership interests.

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Company's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2011, the Company has no material uncertain tax positions to be accounted for in the financial statements.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are December 31, 2010, which is the year of the Company's first income tax filing, and December 31, 2011.

NOTE 7 - RELATED PARTIES

Members of the Company are also owners of VAB Advisors, LLC, a registered municipal advisor. The Company has an agreement with VAB Advisors, LLC to pay them for various overhead and general and administrative expenses, which totaled $6,750 in 2011.

NOTE 7 - RELATED PARTIES (Continued)

Members of the Company are also owners of Vasquez Financial, LLC. The Company utilizes certain employees of Vasquez Financial, LLC for various operational and administrative functions.

NOTE 8 - DATE OF MANAGEMENT REVIEW

Subsequent events were evaluated through February 21, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VAB FINANCIAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL	
Total stockholders' equity qualified for net capital	$139,609
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	139,609
DEDUCTIONS AND/OR CHARGES	
Non-allowable asset	
Prepaid expenses	354
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	139,255
HAIRCUTS ON SECURITIES	0
NET CAPITAL	139,255
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	100,000
EXCESS NET CAPITAL	$ 39,255
AGGREGATE INDEBTEDNESS:	
Due to clearing broker	$ 7,462
Accounts payable	5,991
Total Aggregate Indebtedness	$ 13,453
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.10 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filing as of December 31, 2011.

VAB FINANCIAL, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company had no liability subordinated to claims of general creditors as of January 1, 2011. In addition, there were none in existence during the year ended December 31, 2011 and, accordingly, there are no changes to report.

VAB FINANCIAL, LLC
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

VAB Financial, LLC is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. VAB Financial, LLC was in compliance with the conditions of exemption.

VAB FINANCIAL, LLC
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

At December 31, 2011, VAB Financial, LLC had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, CPA, PA
David B. Zugman, CPA, PA
Frederick S. Weinstein, CPA, PA
Keenan L. Poole, CPA, PA
David B. Black, CPA, PA
Steven M. Borisman, CPA, PA
George F. Horvath, CPA, PA

Geraldine (Dee Dee) Poole, CPA
Christopher Parsotan, CPA
Adele R. Shea, CPA
Barbara Gayle, CPA
Michael Preville, CPA

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 21, 2012

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
VAB Financial, LLC
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of VAB Financial, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC

Certified Public Accountants and Consultants

Irving L. Goldstein, CPA, PA
David B. Zugman, CPA, PA
Frederick S. Weinstein, CPA, PA
Keenan L. Poole, CPA, PA
David B. Black, CPA, PA
Steven M. Borisman, CPA, PA
George F. Horvath, CPA, PA

Geraldine (Dee Dee) Poole, CPA
Christopher Parsotan, CPA
Adele R. Shea, CPA
Barbara Gayle, CPA
Michael Preville, CPA

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 21, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
VAB Financial, LLC
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC 7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by VAB Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating VAB Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VAB Financial, LLC's management is responsible for the VAB Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068468 FINRA DEC
VAB FINANCIAL LLC 12*12
352 CALLE FERNANDO PRIMERO
SAN JUAN PR 00918-2424

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 136

B. Less payment made with SIPC-6 filed (exclude interest) (41)
14 July 2011
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 95

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 95

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 95

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VAB Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 2012.

Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 54,418
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 54,418
2e. General Assessment @ .0025	$ 136 (to page 1, line 2.A.)